Exhibit 99.2

QUDIAN INC.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on December 10, 2025

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of Qudian Inc. (the “Company”) will be held at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China on December 10, 2025 at 10:00 a.m., local time for the following purposes:

•	To consider and, if thought fit, pass the following resolution as a special resolution:

(i)	subject to the approval of the Registrar of Companies in the Cayman Islands, the English name of the Company be changed from “Qudian Inc.” to “High Templar Tech Limited”; and

(ii)	any director or the secretary of the Company be and each of them is hereby authorized to do all such acts and things and execute all documents and make all arrangements as he/she/they consider necessary or expedient to give effect to the foregoing resolutions and to attend to any necessary registration and/or filing for and on behalf of the Company.

(Terms used but not defined in this Notice shall have the same meaning as those defined in the Proxy Statement attached)

The Board of Directors of the Company has fixed the close of business on November 17, 2025, New York time as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the EGM or any adjourned meeting thereof. Holders of record of the Company’s class A ordinary shares and class B ordinary shares at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at https://ir.qudian.com/.

Holders of record of the Company’s class A ordinary shares and class B ordinary shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.qudian.com/ and on the SEC’s website at www.sec.gov, or by contacting Qudian Inc. at Building 1, Qudian Innovation Park, Meilin Street, Tongan District, Xiamen, Fujian Province, China, attention: Sissi Zhu, telephone: +852 6517 7555, email: ir@qudian.com.

By Order of the Board of Directors,

/s/ Luo Min
Luo Min
Chairman

Xiamen, China

November 12, 2025